SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)

                               FLIR Systems, Inc.
                                ---------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                   ------------------------------------------
                         (Title of Class of Securities)

                                   302445 10 1
                                 ---------------
                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                                 (781) 622-1000
                           Thermo Electron Corporation
                                 81 Wyman Street
                             Waltham, MA 02454-9046
                   ------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                February 25, 2002
                             -----------------------
             (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

       Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

-------- ----------------------------------------------------------------------
         NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
  1.     Thermo Electron Corporation
         IRS No. 04-2209186

-------- ----------------------------------------------------------------------
  2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GOUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

         -------- -------------------------------------------------------------
  3.     SEC USE ONLY

-------- ----------------------------------------------------------------------
  4.     SOURCE OF FUNDS*

         OO

-------- ----------------------------------------------------------------------
  5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                          [ ]


-------- ----------------------------------------------------------------------
  6.     CITIZENSHIP OR PLACE OF ORGANIZATION

         State of Delaware
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7.    SOLE VOTING POWER

                                    1,762,000
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH

--------------------------- ------- -------------------------------------------
                              8.    SHARED VOTING POWER

                                    0

--------------------------- ------- -------------------------------------------
                                    SOLE DISPOSITIVE POWER

                              9.    1,762,000

--------------------------- ------- -------------------------------------------
                             10.    SHARED DISPOSITIVE POWER

                                    0

-------- ----------------------------------------------------------------------
  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,762,000

-------- ----------------------------------------------------------------------
  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

-------- ----------------------------------------------------------------------
  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.6%

-------- ----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON *

         CO
-------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Thermo Electron Corporation hereby amends its statement on Schedule 13D relating to the shares (the "Shares") of common stock, par value $0.01 per share, of FLIR Systems, Inc. (the "Issuer"), as set forth below.

Item 2. Identity and Background

     Item 2 is hereby amended and restated in its entirety as follows:

     This  Amendment  is  being  filed  by  Thermo  Electron   Corporation  (the
"Reporting Person"), pursuant to Rule 13d-2, to reflect changes in the information previously reported under Items 4, 5, 6 and 7 of this Schedule 13D.

     The Reporting Person develops, manufactures and markets technology-based instruments, components and systems serving multiple markets, including, without limitation, life sciences, telecommunications and food, drug and beverage production. The Reporting Person also develops, manufactures and markets diagnostic and monitoring products serving the healthcare industry.

     The  principal  business  address  and  principal  office  address  of  the
Reporting  Person,  a  Delaware  corporation,   is  81  Wyman  Street,  Waltham,
Massachusetts 02454-9046.

     Appendix A attached to this Schedule 13D sets forth with respect to each executive officer and director of the Reporting Person his or her (a) name; (b) residence or business address; (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (d) citizenship. To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

     During the last five years, neither the Reporting Person nor (to the knowledge of the Reporting Person) any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgement, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

Item 4. Purpose of Transaction

     The last two paragraphs of Item 4 are hereby amended and restated in their entirety as follows:

     Since July 2001, the Reporting Person has from time to time sold Shares in the open market as part of its overall corporate reorganization announced in January 2000, whereby the Reporting Person has divested of noncore businesses and assets. The Reporting Person expects to continue selling Shares in such manner and in such amounts as it determines to be appropriate. In determining whether to do so, the Reporting Person will consider various relevant factors, including its evaluation of the Issuer's business, prospects and financial condition, the market price and trading volume of the Shares, the Reporting Person's cash requirements, tax and accounting considerations, other opportunities available to the Reporting Person and general market and economic conditions. On October 30, 2001, the Reporting Person entered into a "cashless collar" agreement with Morgan Guaranty Trust Company of New York with respect to 250,000 Shares, the settlement of which is expected to occur on May 6, 2002. See
Item 6 of this Schedule 13D.

     Except as set forth in this Item 4 and Item 6, neither the Reporting Person nor, to the Reporting Person's knowledge, any of the executive officers or directors of the Reporting Person has any current plans or proposals which relate to or would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D, although the Reporting Person and such other persons do not rule out the possibility of effecting or seeking to effect any such actions in the future.

Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

     (a) The Shares beneficially owned by the Reporting Person consist of 1,762,000 Shares, or approximately 10.6% of the outstanding Shares. As described in Item 6 of this Schedule 13D, the Reporting Person has entered into a "cashless collar" agreement with respect to 250,000 Shares the settlement of which is expected to occur on May 6, 2002. To the knowledge of the Reporting Person, the executive officers and directors of the Reporting Person beneficially own no Shares within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

     (b) The Reporting Person has the sole power to vote and dispose of the Shares beneficially owned by it.

     (c) Except as described below in this Item 5 and in Item 6 of this Schedule 13D, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Appendix A beneficially has effected any transactions in the Shares during the past 60 days.

     The Reporting Person has effected the following open market sales with respect to the Shares in the past 60 days:

---------------------------------------- --------------------------------------
 Date                           Amount                          Price per Share
---------------------------------------- --------------------------------------
02/25/02                        205,000                               $53.0670
----------------------------------------- -------------------------------------
02/26/02                        45,000                                $53.9889
---------------------------------------- --------------------------------------
02/28/02                        85,000                                $55.7135
---------------------------------------- --------------------------------------
03/01/02                        242,500                               $54.1608
---------------------------------------- --------------------------------------
03/04/02                        172,500                               $55.0310
---------------------------------------- --------------------------------------
03/05/02                         61,000                               $57.4913
---------------------------------------- --------------------------------------
03/06/02                         66,500                               $57.6047
---------------------------------------- --------------------------------------
03/07/02                         39,000                               $57.2608
---------------------------------------- --------------------------------------
03/08/02                         83,500                               $56.2172
---------------------------------------- --------------------------------------

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Item 6 is hereby amended and restated in its entirety as follows:

     On October 30, 2001, the Reporting Person entered into a "cashless collar" agreement with Morgan Guaranty Trust Company of New York with respect to 250,000 Shares. Under the agreement, the Reporting Person wrote a covered call option and purchased a put option with respect to the Shares. The call option has a strike price of $47.2103 and the put option has a strike price of $38.7073. Only one of the options can be "in-the-money" on the expiration date (May 6, 2002), at which time the "in-the-money" option will be exercised (and settled for cash), and the other option will expire. If neither option is "in-the-money" on the expiration date, both options will expire. For purposes of determining whether an option is "in-the-money," an average of the closing prices of the Shares during the 10 trading days from April 23, 2002 to May 6, 2002 will be used.

Item 7. Material to Be Filed as Exhibits.

     The following document relating to the securities of the Issuer are filed herewith:

     Letter Agreement dated 30 October 2001 between Thermo Electron Corporation and Morgan Guaranty Trust Company of New York

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

Date:    April 3, 2002                  THERMO ELECTRON CORPORATION


                                        By:     /s/ Theo Melas-Kyriazi
                                                -----------------------------
                                        Name:    Theo Melas-Kyriazi
                                        Title:   Vice President and
                                                 Chief Financial Officer

         Appendix A is hereby amended and restated in its entirety as follows:

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02454-9046.

Peter O. Crisp:                                 Director, Thermo Electron

         Mr. Crisp is the Vice Chairman of Rockefeller Financial Services, Inc.

Frank Jungers:                                  Director, Thermo Electron

     Mr. Jungers is a consultant on business and energy matters. His business address is 822 NW Murray, Suite 242, Portland, Oregon 97229.

John L. LaMattina                               Director, Thermo Electron

     Dr. LaMattina is the Executive Vice President of Pfizer Global Research and Development. His business address is Pfizer, Inc. 50 Pequot Avenue, New London, Connecticut 06230

Jim P. Manzi:                                   Director, Thermo Electron

     Mr. Manzi is Chairman of Stonegate Capital, a firm involved in personal investments.

Robert A. McCabe:                               Director, Thermo Electron

     Mr. McCabe is the Chairman of Pilot Capital Corporation, a firm specializing in private investment and acquisition services. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                              Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of The Sagamore Group, a firm specializing in change management situations with a focus on the service sector.

Hutham S. Olayan:                               Director, Thermo Electron

     Ms. Olayan is the President and a director of Olayan America Corporation, a firm engaged in private investments, including real estate and advisory services. Her business address is Olayan America Corporation, 505 Park Avenue, Suite 1100, New York, New York 10022.

Michael E. Porter:                              Director, Thermo Electron

     Dr. Porter is the Bishop William Lawrence University Professor at the Harvard Business School, and a leading authority on competitive strategy and international competitiveness. His business address is Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163.

Elaine S. Ullian:                               Director, Thermo Electron

     Ms. Ullian is President and Chief Executive Officer of Boston Medical Center, a 550-bed academic medical center affiliated with Boston University. Her business address is Boston Medical Center, Talbot 1, One Boston Medical Center Place, Boston, Massachusetts 02118.

Richard F. Syron:  Director, Chairman of the Board and Chief Executive Officer,
                   Thermo Electron

Marijn E. Dekkers: Director, President and Chief Operating Officer, Thermo
                   Electron

     Mr. Dekkers is a citizen of The Netherlands.

Guy Broadbent: Vice President, Thermo Electron; President, Optical Technologies

     Mr. Broadbent is a citizen of the United Kingdom.

Barry S. Howe:          Vice President, Thermo Electron; President, Measurement
                        and Control

Marc N. Casper:         Vice President, Thermo Electron; President, Life and
                        Laboratory Sciences

Seth H. Hoogasian:      Vice President and General Counsel, Thermo Electron

Theo Melas-Kyriazi:     Vice President and Chief Financial Officer,
                        Thermo Electron

     Mr. Melas-Kyriazi is a citizen of Greece.

Peter E. Hornstra:      Corporate Controller and Chief Accounting Officer,
                        Thermo Electron

                                                                JP MORGAN [Logo]

Morgan Guaranty Trust Company
of New York
P.O. Box 161
60 Victoria Embankment
London BC4Y OJP
England

                                                                 30 October 2001

Thermo Electron Corporation
81 Wyman Street
Waltham, MA
02454

Attention: Mr. Melas-Kyriazi
Fax:     001 781-1181
Reference: 8016970

                          Re: Share Option Transaction

     The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between MORGAN GUARANTY TRUST COMPANY OF NEW YORK ("Morgan") and THERMO ELECTRON CORPORATION (the "Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation: as referred to in the ISDA Master Agreement specified below, and supersedes all or any prior written or oral agreements in relation to the Transaction.

     The definitions and provisions contained in the 1996 ISDA Equity Derivatives Definitions as published by the International Swaps and Derivatives Association, lnc., (the "Equity Definitions") (as amended and supplemented by the 1998 ISDA Euro Definitions) are incorporated into this Confirmation. In the event of any inconsistency between the Equity Definitions and this Confirmation, this Confirmation shall govern.

1. This Confirmation evidences a complete and binding agreement between you and us as to the terms of this Transaction to which this Confirmation relates. If you and we are parties to a master agreement that governs transactions of this type (whether in the form of the ISDA Master Agreement (Multicurrency-Cross Border) (the "ISDA Form") or any other form (a "Master Agreement")), then this Confirmation will supplement, form a part of and be subject to that Master Agreement. If you are party to a master agreement that governs transactions of this type (whether in the form of the ISDA Form or any other form) with The Chase Manhattan Bank ("Chase", and such agreement, the "Chase Master Agreement"), you and we agree that effective the Trade Date you and we are. deemed to be parties to a master agreement containing all the terms (including any Credit Support Document or other credit enhancement, pledge, security, or similar agreement) that are contained in the Chase Master Agreement as if the Chase Master Agreement had been entered into between you and us (such new agreement between you and us, the "New Morgan Agreement") and this Confirmation will supplement, form a part of, and be subject to the New Morgan Agreement. Notwithstanding the foregoing, the parties agree that upon the effectiveness of any merger between Chase and Morgan (i) all Transactions governed by the New Morgan Agreement, effective as of such merger date, and at all times thereafter be governed by the Chase Masster Agreement, (ii) each Confirmation forming a party of, or stated to be governed by or subject to, the New Morgan Agreement shall thereafter, constitute a Confirmation which supplements, forms a part of, and is subject to the Chase Master Agreement and (iii) the New Morgan Agreement shall terminate and be of no further force and effect.

If you and we are not parties to such a Master Agreement or are not deemed hereby to be party to a New Morgan Agreement, then you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the form of the ISDA Form (such agreement, the "New Master Agreement), with such modifications as you and we will in good faith agree. Upon the execution by you and us of a New Master Agreement, this Confirmation will supplement, form a part of, and be subject to the New Master Agreement. All provisions contained or incorporated by reference in that New Master Agreement, the Master Agreement, or the New Morgan Agreement, as the case may be, upon its execution will govern this Confirmation, except as expressly modified below. Until we execute and deliver any New Master Agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Confirmation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule) on the Trade Date of the first such Transaction between us (such agreement or the ISDA Form, hereinafter the ISDA Form Agreement"). In the event of any inconsistency between the provisions of any ISDA Form Agreement, a Master Agreement, a New Morgan Agreement or a New Master Agreement (such agreement as amended or supplemented from time to time, the "Agreement") and this Confirmation, this Confirmation will prevail for purposes of this Transaction.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

                                  General Terms
--------------------------------------------------------------------------------

     Trade Date:                                            October 23, 2001

     Option Style:                                          European.

     Option Type:                                           Cashless Collar (a combination of a Put and a Call).

     Shares:                                                The Common Stock, par value $0.01 per share, of FLIR
                                                            Systems Inc. (the "Issuer") (NASDAQ NMS identifies:
                                                            "FLIR")

     Number of Options:                                     250,000

     Option Entitlement:                                    One Share per Option

     Multiple Exercise:                                     Inapplicable

     Start Date:                                            Trade Date

     Initial Share Price:                                   USD 42.3031

     Call Strike Price:                                     USD 47.2103 (111.60% of the initial Price) subject however to possible adjustment in accordance with the provisions set forth under "Cash
                                                            Dividend Adjustment" in Section 6 of this Confirmation.

     Put Strike Price:                                      USD  38.7073 (91.50% of the Initial Price) subject however to possible adjustment in accordance with the provisions set forth under "Cash
                                                            Dividend Adjustment" in Section 6 of this Confirmation

     Premium:                                               Not Applicable

     Premium Payment Date:                                  Not Applicable

     Exchange(s):                                           National Association of Securities Dealers Automated
                                                            Quotations System National Market System ("NASDAQ NMS")

     Related Exchange(s):                                   The principal exchange(s) with respect to options
                                                            contracts or future contracts, if any, on the Shares.


Procedure for Exercise
-----------------------

     Expiration Time:                                       The Valuation Time.

     Expiration Date:                                       The final Averaging Date (expected to be 6 May 02)

     Automatic Exercise:                                    Applicable.

     Exercise Date:                                         The Expiration Date


Valuation:
---------

     Valuation Time:                                        At the close of the regular trading session on the
                                                            Exchange (currently 4:00 p.m. New York City time), and
                                                            shall not refer to any extended trading hours.

     Valuation Date:                                        The Expiration Date

     Averaging Dates:                                       Ten consecutive Exchange Business Days from and including 23 Apr
                                                            02, subject to Market Disruption Event provisions.

                                                            "Market Disruption Event" means in relation to any Exchange Business
                                                            Day during the Valuation period, as determined by the


                                                            Calculation Agent, the occurrence or existence during the one half hour period that ends at the Valuation Time of the material suspension of or material imitation imposed on trading on (1) the Exchange trading in the
                                                            Shares or in stocks generally or (2) the Options Exchange in option contracts related to the Shares; provided that a limitation on the hours and number of days of trading resulting from a change in the regular business hours of the Exchange will not constitute such an event.

Settlement Terms:

     Cash Settlement:                                       Applicable

     Cash Settlement Amount:                                An amount, as calculated by the Calculation Agent and paid by the
                                                            Relevant Party (as defined below) to the other party on the Cash
                                                            Settlement Payment Date, equal to the Number of Options multiplied by the Option Entitlement multiplied by the Strike Price Differential equals zero, no amount shall be so payable by either party.

     Strike Price Differential and Relevant Party mean      (a) If the Settlement Price is greater than the Call Strike Price then the Strike Price Differential is an amount equal to the excess of the
                                                            Settlement Price over the Call Strike Price, and the Relevant Party is the Counterparty, or

                                                            (b) If the Settlement Price is less then the Put Strike Price, then the Strike Price Differential is an amount equal to the excess of the
                                                            Put Strike Price over the Settlement Price, and the Relevant Party is
                                                            Morgan, or

                                                            (c) if the Settlement price is greater than or equal to the Put Strike
                                                            Price, and less than or equal to the Call Strike Price, then the
                                                            Strike Price Differential is zero and the Relevant Party is not applicable.

     Settlement Price:                                      The arithmetic average of the Relevant Price for each Averaging Date

     Relevant Price:                                        The last offer price per Share reported by the Exchange
                                                            at the Valuation Time on the relevant Averaging Date.

     Settlement Currency:                                   USD.

     Settlement Date:                                       Three Currency Business Days after the Valuation Date.


Adjustments:
-----------

     Method of Adjustment:                                  Calculation Agent Adjustment.


Extraordinary Events:

     Consequence of Merger Events
     ----------------------------
                                                            Alternative Obligation, provided that notwithstanding the foregoing, the
                                                            Calculation Agent will determine if the Merger Event affects the theoretical value of the Transaction on the Merger Date (such theoretical value being determined according to the value of the
                                                            Option immediately prior to and after such Merger Event on the Merger
                                                            Date) and Calculation Agent in its sole discretion may elect to adjust the Call Strike price and the Put Strike Price to reflect the characteristics (including volatility, dividend and policy and liquidity) of the New Shares to be received as merger consideration.

     Share-for-Other:                                       Cancellation of Payment.

     Share-for-Combined:                                    Cancellation and Payment.
     Nationalization or Insolvency:                         Cancellation and Payment.
     -----------------------------

3.       Calculation Agent:
         ------------------

Calculation Agent means Morgan.

4.       Account Details:
         ----------------

         Account for payments to Morgan.

     Pay:                                                   MORGAN GUARANTY TRUST COMPANY OF NEW YORK

     AC No:                                                 670-07-054

     Favour:                                                MORGAN GUARANTY TRUST COMPANY OF NEW YORK

     Ref:                                                   MGTCUS33XXX

         Account for payments to Counterparty:       Please advise.

5.       Offices:
        ---------

(A)      The Office of Morgan for the Transaction is:

         Morgan Guaranty Trust Company
         of New York
         P.O. Box 161
         60 Victoria Embankment
         London EC4Y 0JP
         England

(B)      The Office of the Counterparty for the Transaction is:

         Thermo Electron Corporation
         81 Wyman Street
         Waltham, MA
         02454

6.   Other Provisions:
    -----------------

(a) Transfer: Neither party may transfer any or all of its rights or obligations under this Transaction without the prior written consent of the non-transferring party. All purported transfer that is not in compliance with this provision shall be void.

(b) No Reliance, etc: Each party represents that (i) it is entering into the Transaction evidenced hereby as principal (and not as agent or in any other capacity): (ii) the other party is not acting as a fiduciary for it; (iii) it is not relying upon any representations except those expressly set forth in the Agreement or this Confirmation; (iv) it has consulted with its own legal, regulatory, tax, business, investment, financial, and accounting advisers to the extent it has deemed necessary, and it has made its own investment, hedging, and trading decisions based upon it sown judgment and upon any advice from such advisers as it has deemed necessary and not upon any view expressed by the other party; and (v) it is entering into this Transaction with a full understanding of the terms, conditions and risks thereof and it is capable of and willing to assume those risks.

(c) Governing Law: This Confirmation will be governed by and construed in accordance with the laws of the State of New York (without reference to choice of law doctrine).

(d) Time of Dealing: The time of dealing will be confirmed by Morgan upon written request.

(e) Definition of Buyer, Seller: For purposes of Article 2.2 of the Equity Definitions and this Transaction, Counterparty shall be considered to be the Buyer, and Morgan the Seller of a Put Option with a Strike Price equal to the Put Strike Price. Morgan shall be considered to be the Buyer and the Counterparty the Seller of a Call Option with a Strike price equal to the Call Strike Price.

(f) Additional Representation: Counterparty represents that, as of the Trade Date, neither it nor any of its affiliates was in possession of material non-public information regarding the Issuer of the Shares.

(g) Early Termination Event: The occurrence of a Hedging Disruption Event will constitute an Additional Termination Event permitting Morgan to terminate the Transaction, with the Counterparty as the sole Affected Party and the Transaction as the sole Affected Transaction (as such terms are used in the ISDA Master Agreement)


     "Hedging Disruption Event" means with respect to Morgan, as determined in its sole discretion, the inability or impracticality, due to market illiquidity, illegality, lack of hedging transaction, credit worthy market participants or otherwise, to establish, re-establish or maintain any transactions necessary or advisable to hedge, directly or indirectly, the equity price risk of entering into and performing under the Transaction on terms reasonable to Morgan or an affiliate in its discretion, including the event that at any time Morgan concludes that it or any of its affiliates are unable to establish, re-establish or maintain, a full hedge of its positions in respect of the Transaction through share borrowing arrangements on terms deemed reasonable to Morgan and otherwise at a cost not significantly greater than that on the Trade Date.

(h) Certain Acknowledgements: Neither Morgan nor any of its affiliates under any obligation to purchase Shares from Counterparty. If the Counterparty elects to sell Shares during the term of this Transaction (whether at maturity, upon early unwind or otherwise), Counterparty acknowledges that the timing and manner of such disposition is to be determined solely be Counterparty and that the sale price received from the sale of such Shares may not, and in most cases, will not equal the Settlement Price.

     At and around the time of settlement, Counterparty agrees not to sell any Shares through delivery of a prospectus, without the prior consent of Morgan.

(i) Cash Dividend Adjustment: If at any time during the period from and excluding the Trade Date, to and including the Expiration Date, an ex-dividend date for a cash dividend occurs with respect to the Shares (an "Ex-Dividend Date"), and that dividend is greater than the Regular Dividend on a per share basis, then the forward value of the difference between the per share cash dividend corresponding to that Ex-Dividend Date and the Regular Dividend shall be submitted from the Put Strike Price and the Call Strike Price. The "Regular Dividend" shall mean $0.00 cents per share per quarter.

     The forward value of any such amount shall be calculated from the date on which the dividend is paid by the Issuer (the "Dividend Payment Date") through and including the Settlement Date. The interest rate used for the calculation of such forward values shall be the mid-market interpolated US Dollar zero coupon swap rate with a maturity corresponding to the Settlement Date as determined by Morgan.

(j) Covenant of the Parties. Each of the Parties covenants to use reasonable efforts to negotiate, conclude, execute and deliver an ISDA 1992 Master Agreement with related Schedule and Credit Support Annex within 30 days following the Trade Date. In the event such ISDA Master Agreement is not so concluded, Morgan may elect to treat such failure as an Event of Early Termination.

(k) Event of Early Termination. If Morgan wishes to exercise its right to designate an Optional Early Termination Valuation pursuant to sub paragraphs (g) or (j) above, it shall provide at least one Business Days' notice to the Counterparty stating the election to do so and specifying (x) the applicable subparagraph upon which the right to invoke such election is based and (y) the date of Early Termination which shall be deemed to be the Exercise Date. Such a designation shall constitute a Termination Event applicable to this Transaction (as the sole Affected Transaction) and the amount payable, if any, by one or the other party will be determined by the Calculation Agent and there shall be no Affected Party in such case. For the avoidance of doubt, if such right is exercised pursuant to the terms hereof, (m) the Exercise Date shall be deemed the Valuation Date and (n) the third Business Day following such deemed Valuation Date shall be the Settlement Date. Any designation of an Optional Early Termination Valuation Date in respect of the Transaction shall not constitute an Event of Default or Termination Event in respect of the New Master Agreement, if in effect at such time. The terms "Event or Early Termination", "Affected Transaction", "Affected Party", and "Illegality" are as defined, and shall have the meanings ascribed to them, in the either the ISDA Form Agreement of the New Master Agreement, as applicable.

(l) Share De-listing Event: If at any time during the period from and including the Trade Date, to and including the Valuation Date, the Shares cease to be listed on the Exchange for any reason (other than a Merger Event) and are not immediately re-listed as of the date of such de-listing on another exchange in the same jurisdiction as the Exchange (the "Successor Exchange'), then Cancellation and Payment shall apply, and the date of the de-listing shall be deemed the date of termination for purposes of calculating any payment due from one party to the other in connection with the cancellation of this Transaction. If the Shares are immediately re-listed on a Successor Exchange upon their de-listing from the Exchange, this Transaction shall continue in full force and effect, provided that the Successor Exchange shall be deemed to be the Exchange for all purposes hereunder. In addition, the Calculation Agent shall make any adjustments it deems necessary to the terms of the Transaction in accordance with Calculation Agent Adjustment method as defined under Section 9.1(c) of the Equity Definitions.

     Each party agrees and acknowledges that (i) J.P. Morgan Securities, Inc., an affiliate of Morgan ("JPMSI"), has acted solely as agent and not a principal with respect to this Transaction and (ii) JPMSI has no obligation or liability, by way of guaranty, endorsement or otherwise, in any manner in respect of this Transaction (including, if applicable, in respect of the settlement thereof). Each party agrees it will look solely to the other party (or any guarantor in respect thereof) for performance of such other party's obligations under this Transaction.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing this Confirmation and returning it to EDG Documentation JP Morgan Securities Inc., 277 Park Avenue, 11th Floor, New York, NY 10172-3401, or by fax on 212 648 5622.


Very truly yours,

J.P. Morgan Securities Inc., as agent for
Morgan Guaranty Trust Company of New York



By:      /s/ Pedro Gonzalez De Cosio
        ----------------------------------
Name:    Pedro Gonzalez De Cosio
Title:   Vice President

Accepted and confirmed as of
the date first above written

         THERMO ELECTRON CORPORATION


By:      /s/ Theo Melas-Kryiazi
        ----------------------------------
Name:    Theo Melas-Kyriazi
Title:   Vice President and Chief Financial Officer